WORKSTREAM INC.
485 N. Keller Road, Suite 500

Maitland, Florida 32751

April 7, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  Workstream Inc.

       Registration Statement on Form S-3 (File No. 333-145982)

       Filed September 11, 2007

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), Workstream Inc. (“Workstream”) hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-145982) initially filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2007 (the “Registration Statement”).

Workstream requests the withdrawal of the Registration Statement because it has determined not to pursue the offering to which the Registration Statement relates at this time.  The Registration Statement has not been declared effective, and no common shares of Workstream have been sold under the Registration Statement.

Workstream requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Workstream’s account for offset against the filing fee for any future registration statement.

If you have any questions regarding this application for withdrawal, please contact Scott E. Brucker of Cozen O'Connor, counsel to Workstream, at (215) 665-3710.  Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned by facsimile at (407) 475-5531, with a copy to Scott Brucker at (215) 701-2410.

                                                 Very truly yours,

                                                 WORKSTREAM INC.

                                                 By: /s/ John Long

John Long

Chief Executive Officer